Exhibit 99.27

Suite 2400, 1055 West Georgia Street

Vancouver, British Columbia, V6E 3P3

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general meeting (the “Meeting”) of Gunnison Copper Corp. (the “Company”) will be held at Suite 2400, 1055 West Georgia Street, Vancouver, British Columbia, V6E 3P3, on Thursday, June 26, 2025 at 9:00 a.m. (Pacific Time) for the following purposes:

1.	To receive and consider the audited consolidated financial statements of the Company for the year ended December 31, 2024 and the report of the auditors thereon.

2.	To set the number of directors and elect directors of the Company on the basis set forth in the accompanying management information circular of the Company dated May 7, 2025 (the “Information Circular”).

3.	To appoint PricewaterhouseCoopers LLP, Independent Chartered Professional Accountants, as auditors of the Company for the ensuing year and to authorize the directors to fix the auditors’ remuneration.

4.	To transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

NOTICE-AND-ACCESS

Notice is also hereby given that the Company has decided to use the notice-and-access method of delivery of materials for the Meeting. The notice-and-access method allows for the Company to deliver Meeting materials via the internet in accordance with the applicable rules set forth in National Instrument 54-101 Communications with Beneficial Owners of Securities of a Reporting Issuer. Under the notice-and-access system, Shareholders still receive a proxy or voting instruction form (as applicable) enabling them to vote at the Meeting. However, instead of a paper copy of the Information Circular, the audited financial statements of the Company as at and for the fiscal year ended December 31, 2024 and related management’s discussion and analysis of financial condition, Shareholders receive notification with information on how they may access such Meeting materials electronically. The use of this alternative method of delivery is more environmentally friendly as it will help reduce paper use and will also reduce the cost of printing and mailing Meeting materials to Shareholders. Shareholders are reminded to view the Meeting materials prior to voting.

Shareholders may access these materials under the Company’s profile on SEDAR+ at www.sedarplus.com or at https://docs.tsxtrust.com/2475.

Registered holders or beneficial owners may request paper copies of the Meeting materials be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date the Meeting materials are posted on the website referenced above. In order to receive a paper copy of the Meeting materials or if you have any questions concerning notice-and-access, please call toll free at 1-866-600-5869 or email tsxtis@tmx.com. Requests for paper materials should be received by June 17, 2025 in order to receive the Meeting materials in advance of the Meeting.

If you are a registered shareholder and are unable to attend the Meeting in person, please complete, date and sign the accompanying form of proxy and deposit it with TSX Trust Company, at 301 – 100 Adelaide Street West, Toronto, ON, M5H 4H1, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting.

If you are a non-registered shareholder and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your shares on your behalf (an “Intermediary”), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Vancouver, British Columbia this 7th day of May, 2025.

BY ORDER OF THE BOARD OF DIRECTORS

“Fred DuVal”

Fred DuVal

Chair of the Board of Directors